July 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	John Hartz, Senior Assistant Chief Accountant

Re:	Quaker Chemical Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

File No. 001-12019

Ladies and Gentlemen:

This letter is being provided by Quaker Chemical Corporation (the “Company”) in response to the comments on the Company’s above-referenced filings set forth in the Staff’s comment letter, dated June 28, 2010 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given to it in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies and Estimates, page 15

Goodwill and Other Intangible Assets, page 16

Comment 1.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

• The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

• The amount of goodwill allocated to the reporting unit.

• A description of the assumptions that drive the estimated fair value.

•       A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

• A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

• Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Response:	We confirm that, based on all the facts and circumstances of our most recent review of the estimated fair values of our reporting units, the estimated fair value of each such unit substantially exceeded the carrying value of that unit. In response to this comment, we will revise the disclosure in our future filings on Form 10-Q for each quarterly period ended September 30, which coincides with our annual impairment testing, and in our filings on Form 10-K to include, if applicable, an affirmative statement to the effect that the estimated fair value of each of our reporting units substantially exceeds its carrying value. If, at the time of the filing of any future periodic report, any of our reporting units have been determined to have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact our operating results, we will include in each such report the additional disclosures for each of our reporting units requested by this comment.

Item 8. Financial Statements and Supplementary Data, page 28

Note 22 – Commitments and contingencies, page 68

Comment 2.	Please provide us with more details concerning your asbestos contingency and the related settlements. In particular:

• Please provide us with a roll-forward of the receipt of the insurance settlement proceeds from inception through the date of your response.

• Tell us how you account for the related legal expenses and claims payments and provide a roll-forward for each of those amounts.

• Tell us whether the $8.5 million estimate of the total liability has been discounted.

• Explain how you will account for any proceeds in excess of the ultimate liability.

• Tell us whether you are offsetting current legal expenses against the deferred credit balance.

We note that you do not believe that it is probable that you will incur any material losses. Tell us whether it is reasonably possible that you may incur losses that could be material to your financial position, results of operations, and/or cash flows in any reporting period.

Response:	As discussed in Note 22, the asbestos contingency primarily relates to an inactive subsidiary which has no other remaining assets other than the proceeds of insurance settlements received. Although the Company has also been named as a defendant in certain of these cases, no claims have been actively pursued against the Company, and the Company has not contributed to the defense or settlement of any of the cases pursued against the subsidiary.

As disclosed in footnote 20 of the Company’s 2009 Form 10-K, the proceeds of the settlement and release agreements received by the inactive subsidiary are restricted and can only be used to pay claims and costs of defense associated with its asbestos litigation so long as the restrictions remain in effect. The proceeds were deposited into interest bearing accounts (included in Other assets) and due to the restricted nature of the proceeds, a corresponding deferred credit was established in Other non-current liabilities for an equal and offsetting amount, and will remain until the restrictions lapse or the funds are exhausted via payments of claims and costs of defense.

As the inactive subsidiary incurs settlement claims and costs of defense (primarily legal expenses) regarding its asbestos litigation, the deferred credit is charged and the Other non-current asset – Restricted Insurance Settlement is reduced. Legal expenses that are directly related to the inactive subsidiary’s asbestos litigation are charged against the deferred credit balance as incurred.

In accordance with the settlement and release agreements, the interest bearing accounts shall be closed upon the exhaustion of the accounts or on December 12, 2020, whichever occurs first. Further, if it appears at the time the account is closed that any sums remaining in the accounts may be needed to pay defense or indemnity costs in connection with Asbestos Claims or other Claims that would have been eligible for coverage under the policies the inactive subsidiary shall use the remaining sums for such purposes. If, however, there are sums remaining in the accounts at the time they are closed, and it should at any time thereafter become clear that there is “only a remote possibility” that such sums will ever be needed to pay defense or indemnity costs in connection with Asbestos Claims or other Claims that would have been eligible for coverage under the policies, such sums may then be used by the inactive subsidiary for any purpose. Therefore, the restrictions on use of any proceeds in excess of claims and cost of defense only lapse at the time there is only a remote possibility of any other claims. Based on available information, the subsidiary’s current assessment is that it is not probable that excess proceeds will be available. If the subsidiary determines at a future date that excess proceeds will become available for general purposes, the remaining deferred credit will be recognized as income.

The $8.5 million estimate of the total liability, which excludes costs of defense, has not been discounted.

Consistent with A.S.C. 450-20 (formerly FAS 5) the Company has concluded that an unfavorable outcome in any case challenging the parent-subsidiary relationship is neither remote nor probable though unlikely. Accordingly, an unfavorable outcome in any case is reasonably possible and, therefore disclosure of this potential loss contingency has been included in the Company’s financial statements in accordance with A.S.C. 450-20. Please refer to our responses to comment 3 and prior comment 3 in the Staff’s comment letters dated April 28, 2006 and May 31, 2006, filed by the Company on May 12, 2006 and June 26, 2006, respectively.

As requested, set forth below is a roll-forward of the receipt of all insurance settlement proceeds and the related legal expenses and claims payments from the date of inception:

Roll-forward of Restricted Insurance Settlement in 000’s

2005 Insurance Settlement Receipt		7,500
2005 Interest Earned		8

December 31, 2005 Ending Balance		7,508

2006 Insurance Settlement Receipt		7,500
2006 Interest Earned		336
2006 Payments
Settlements (claims)	(314)
Legal Expenses and other	(230)

Sub-total payments	(544)	(544)

December 31, 2006 Ending Balance		14,800

2007 Insurance Settlement Receipt		5,000
2007 Interest Earned		705
2007 Payments
Settlements (claims)	(772)
Legal Expenses and other	(1,082)

Sub-total payments	(1,854)	(1,854)

December 31, 2007 Ending Balance		18,651

2008 Insurance Settlement Receipt		5,000
2008 Interest Earned		306
2008 Payments
Settlements (claims)	(104)

Legal Expenses and other	(1,452)

Sub-total payments	(1,556)	(1,556)

December 31, 2008 Ending Balance		22,401

2009 Insurance Settlement Receipt		5,000
2009 Interest Earned		204
2009 Payments
Settlements (claims)	(192)
Legal Expenses and other	(1,415)

Sub-total payments	(1,607)	(1,607)

December 31, 2009 Ending Balance		25,998

2010 Insurance Settlement Receipt		5,000
2010 Interest Earned		70
2010 Payments
Settlements (claims)	(119)
Legal Expenses and other	(654)

Sub-total payments	(773)	(773)

June 30, 2010 Ending Balance		30,295

Item 9A. Controls and Procedures, page 72

Changes in Internal Control over Financial Reporting, page 72

Comment 3.	We note that the disclosure in this subsection, in the context of the heading, implies that the implementation of the EPS [sic] system has or will result in changes to your internal control over financial reporting. However, you do not discuss these changes or whether these changes affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please advise. Further, please comply with this comment with respect to the disclosure under “Changes in internal controls” on page 22 of your Form 10-Q for the quarter ended March 31, 2010.

Response:	As of December 31, 2009, subsidiaries representing approximately 80% of consolidated revenue were operational on the Company’s global ERP system. With its continued roll-out of the system to additional locations, the Company modifies the design, operation and documentation of its internal control over financial reporting at additional locations when those locations are added to the system. The modifications can include modifications to business processes such as user access security, data conversion, standardization and automation of system reporting and authorization and reconciliation procedures.

Although work is performed on an ongoing basis in connection with the continued roll-out of the system to additional locations, changes to the Company’s internal control over financial reporting made in connection with the roll-out of the system occur only at the time a new location is added. Since no additional locations were added to the global ERP system during the fourth quarter of 2009 or during the quarter ended March 31, 2010, the ongoing implementation of the Company’s global ERP system did not result in any change to the Company’s internal control over financial reporting in either quarter, nor did any such change otherwise occur during either quarter.

In accordance with Item 308(c) of Regulation S-K, we will disclose in future filings on Form 10-K and Form 10-Q any changes that are identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Securities Exchange Act of 1934 occurring during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting or, if no such changes occurred, we will include an affirmative statement to that effect.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Comment 4.	Based on the discussion of your annual incentive and long-term incentive compensation programs, it appears that your chief executive officer has the opportunity to earn considerably more than the other named executive officers based on maximum performance. In future filings, please separately explain the reasons you have designed your compensation programs to provide your chief executive with a significantly higher earning opportunity compared to that of your other named executive officers.

Response:	In future filings we will provide the requested disclosure.

Comment 5.	The summary compensation table on page 26 reflects that Mr. Bregolato earned a $29,624 “local bonus” in 2009, yet we cannot locate any disclosure in the Compensation Discussion and Analysis relating to the award. With a view toward disclosure in future filings, please provide the information required by Item 402(b) of Regulation S-K with respect to Mr. Bregolato’s bonus award, including the reasons the compensation committee chose to pay the bonus, how it fits into your overall compensation objectives, and the method the compensation committee used to determine the bonus amount.

Response:	In future filings we will provide the requested disclosure regarding the “local bonus.” For the information of the Staff, we provide the following explanation of the local bonus: Pursuant to a collective bargaining agreement, all employees in Brazil, including Mr. Bregolato, are entitled to receive a formula-based “local bonus” based on the following objective goals: volume of product sold, net sales, work accidents, and absenteeism. The Compensation/ Management Development Committee (the “Committee”) does not exercise any discretion in determining the bonus as it is annually negotiated between the Company’s Brazilian subsidiary and the local trade union. The bonus payable to Mr. Bregolato under GAIP (based on actual performance) is reduced by the amount of the local bonus payable under the collective bargaining agreement. In effect, in any year in which the bonus payable to Mr. Bregolato under GAIP (prior to offset) exceeded the bonus payable to Mr. Bregolato under the collective bargaining agreement, the aggregate bonus was reported in the Summary Compensation Table as payable under GAIP. In years in which no bonus was payable under GAIP (for example, for performance in 2008), the bonus payable under the collective bargaining agreement was reported separately in the Summary Compensation Table. In future filings, we will report the local bonus and the GAIP bonus (after offset) separately.

Benchmarking Data, page 17

Comment 6.	We note that you benchmark total direct compensation against market survey data. In future filings, please disclose where your named executive officers’ actual total direct compensation levels fell relative to the benchmarked amounts. To the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In future filings we will provide the requested disclosure.

Annual Cash Incentive Bonus, page 18

Comment 7.	In future filings, please revise your disclosure to clarify the mechanics of your Global Annual Incentive Plan. In doing so, please address the following:

•       Explain the reason for when “the corporate component is at maximum, the regional performance/personal objective opportunity can be no greater than 13.75% of the total GAIP bonus opportunity….”

•       Clarify the difference between the terms “total GAIP bonus opportunity” and “maximum annual incentive award opportunity,” as both terms are used in the second paragraph under this heading.

•       Clarify whether each named executive officer is assigned both regional and personal objectives and, if so, describe these objectives with respect to each individual.

•       Describe in more detail how amounts ultimately awarded to each named executive officer under this program were derived from the company’s and each individual’s actual performance. Consider including an explanatory diagram to help guide investors’ understanding of your annual incentive program.

Please show us supplementally what your revisions will look like.

Response:	See our response to Comment 8, below.

Comment 8.	We note that some of the individual goals (i.e., achieving regional sales budgets, improving profitability of certain regional business segments, and lowering working capital to historical levels) suggest that your compensation committee measured individual performance against pre-established quantitative performance goals. In future filings, please clarify whether these individual performance considerations involved pre-established, quantitative goals and, if so, please disclose these goals and discuss how the incentive compensation actually awarded reflects such goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please show us supplementally what your revisions will look like.

Response:	We advise the Staff that in future filings we will clarify the mechanics of our Global Annual Incentive Plan. Set forth below is the Annual Cash Incentive Bonus section from page 18 and 19 of our Proxy Statement, marked to reflect revisions in response to the Staff’s comments. We intend to include similar disclosure in our future filings to the extent applicable.

With regard to the Staff’s comments about the individual goals for the Named Executive Officers, we advise the Staff that most of the individual goals are qualitative in nature. For Mr. Benoliel and Mr. Featherstone, the individual goals were all qualitative. In the case of Mr. Barry, the revised disclosure discusses the quantitative components of his individual goals, except for one discussed below. For Mr. Bregolato and Mr. Platzer, some of the individual goals have a quantitative component. However, each aforementioned quantitative goal relates to competitively sensitive information the Company does not currently disclose in its financial statements. In accordance with Instruction 1 to Item 402(b) of Regulation S–K and/or Instruction 4 to Item 402(b) of Regulation S–K, we will not provide disclosure of such goals. To the extent disclosure of the quantitative terms of a performance target is not made because of competitive harm, we will provide as much detail as possible without creating the reasonable risk of competitive harm to us. In future filings, to the extent we omit these regionally-specific individual goals based on Instruction 4 to Item 402(b) of Regulation S–K, we will disclose how difficult it would be for the Named Executive Officer, or how likely it will be for us, to achieve the undisclosed specific performance target levels, again providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to us.

Competitive Harm Analysis

Instruction 4 to Item 402(b) of Regulation S–K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b–2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. See Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial or Financial Information

The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, research data, technical designs, overhead and operating costs, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

During fiscal 2009, Mr. Barry’s goals included not only achieving consolidated profit targets, but also specific improvement in the Company-wide contribution margin (which is defined as gross margin less manufacturing costs). Similarly, Mr. Bregolato and Mr. Platzer’s individual performance objectives were to achieve certain operating income and working capital targets projected in the Company’s internal operating plan. The target levels of the regional performance objectives for Mr. Bregolato and Mr. Platzer specifically related to each regional group’s commercial operations and its financial condition. As such, both the contribution margin and the target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person

Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. See 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information

Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. See S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507, 511 (D. Kan. 1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 767, 770 (D.C. Cir. 1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. See Public Citizen, 704 F.2d at 1291.

Mr. Barry’s goals of achieving a target contribution margin do not relate to information previously disclosed by the Company. In order to fully understand the mechanics of this goal, the Company would have to disclose its manufacturing costs, something it currently does not do. Disclosing such sensitive information would be particularly harmful to the Company as none of the Company’s competitors disclose this information and certain of its competitors rely on low cost manufacturing as a core competitive strategy.

As noted in the Proxy Statement, the quantitative performance objectives for Messrs. Bregolato and Platzer were based on the achievement of certain profitability and working capital targets in their respective regions, as set forth in the Company’s confidential internal operating plan. The Company’s internal operating plan and, consequently, the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies. Other than net sales and long-lived assets by region, no regional specific financial information is released or disclosed to the public.

The Company believes that disclosure of these targets would cause substantial harm to its competitive position. Disclosure of previously undisclosed financial information and of regionally-based performance targets would provide significant visibility into, and allows the Company’s competitors to reach significant conclusions about, the Company’s plans, costs and priorities. The Company’s primary competitors are mostly larger in size than the Company and none are publicly-traded U.S. companies.

The Company’s future success depends in part on achieving profitability and gaining market share from its competitors. The Company accomplishes growth through value selling—customer operational savings gained through use of a premium product. Certain of our competitors, in particular the larger ones, use price and terms to gain market share. Accordingly, such disclosure could allow competitors to unfairly compete with the Company. As none of the Company’s competitors are U.S-publicly traded companies, disclosure of the Company’s contribution margin and regionally-based targets without a corresponding opportunity to access similar information from its many competitors would place the Company at a strategic and competitive disadvantage, which would be harmful to its stockholders.

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company’s multi-year strategies would also be determinable by these disclosures over time.

Accordingly, for all of the reasons outlined above, the Company believes that disclosure of Mr. Barry’s contribution margin target and of Mr. Bregolato’s and Mr. Platzer’s individual regional performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

Below follows the proposed language:

Annual Cash Incentive Bonus

The second component of the total direct compensation package is the annual cash incentive bonus, which is determined under the Global Annual Incentive Plan (“GAIP”). The GAIP is intended to provide associates of Quaker or a subsidiary of Quaker with an opportunity to receive incentive bonuses based on the achievement of budgeted corporate financial performance criteria and regional~~/~~ or personal objectives. Awards under the GAIP may be made in cash or in Quaker common stock, although we generally make the awards in cash absent unusual circumstances.

GAIP bonuses at target (which is defined as 55% of the maximum opportunity) are based 75% on corporate financial results and 25% on regional performance ~~or~~for regional associates (Messrs. Bregolato and Platzer) or 25% on personal objectives~~, depending on position.~~ for non-regional associates (Messrs. Barry, Featherstone and Benoliel). For all participants, the corporate component of the bonus may vary up to maximum (which is 86.25% of the maximum opportunity) or down to zero based on corporate net income. For ~~regional associates (Messrs. Bregolato and Platzer)~~non-regional associates, the personal objectives portion of the bonus may vary from zero to 25% of target bonus (which is 13.75% , or 25% of 55%, of the maximum opportunity) depending on achievement of the personal objectives. For regional associates, the regional portion of the bonus ~~is set at~~may vary from 25% of target bonus ~~and may vary~~(which is 13.75% , or 25% of 55%, of the maximum opportunity) if the threshold regional objectives are attained, up to 182% of the targeted regional opportunity ~~or down to zero~~(which is 25%, or 182% of 13.75%, of the maximum opportunity) depending on regional performance. Nevertheless, the total GAIP bonus cannot exceed 100% of a participant’s maximum opportunity. ~~For non-regional associates (Messrs. Barry, Featherstone and Benoliel), the personal objectives portion of the bonus may only vary up to 100% of the targeted personal objectives opportunity of target bonus.~~ When the corporate component is at maximum (resulting in a bonus of 86.25% of the maximum opportunity), the regional performance~~/personal objective~~ opportunity can be no greater than 13.75% of the ~~total GAIP bonus opportunity which~~maximum GAIP bonus opportunity. Thus when both the corporate component and the regional component are at maximum, the regional component is decreased from 25% to 13.75% of the maximum GAIP opportunity so that the total GAIP bonus does not exceed 100% of the maximum GAIP bonus opportunity. The maximum GAIP bonus opportunity is defined for all participants as a percentage of base salary. In 2009, Mr. Barry’s maximum ~~annual incentive award~~ GAIP bonus opportunity per his 2008 employment agreement was 118% of his base salary. The applicable maximum ~~annual award percentage~~ GAIP bonus opportunity for our other executive officers is 50% of base salary per their employment agreements.

The following table describes the maximum bonus opportunity, the bonus criteria for each participant, whether they achieved their bonus and the amount they received.

Maximum Bonus Opportunity, Bonus Criteria and Achievement

Named Executive Officer	Maximum Bonus Opportunity (as a % of base salary)	Corporate Financial Target (as a % of maximum bonus opportunity)		Regional or Personal Goals (as a % of maximum bonus opportunity)		Total GAIP Bonus Paid
		Reward Range	Achieved[1]	Reward Range	Achieved[2]
Mr. Barry	118%	0% to 86.25%	86.25%	0% to 13.75%	13.75%	$531,000
Mr. Benoliel	50%	0% to 86.25%	86.25%	0% to 13.75%	13.75%	$140,000
Mr. Bregolato	50%	0% to 86.25%	86.25%	0% to 25%	13.75%	$193,354	[3]
Mr. Featherstone	50%	0% to 86.25%	86.25%	0% to 13.75%	13.75%	$124,300
Mr. Platzer	50%	0% to 86.25%	86.25%	0% to 25%	13.75%	$145,315	[3]

Corporate Financial Target

The corporate financial targets for 2009 GAIP bonuses were based on consolidated net income and were set at $11.6 million ($1.05 per share) of net income at threshold (the level at which the bonus pool began to accumulate), $13.8 million ($1.25 per share) of net income at target, and $16.4 million ($1.49 per share) of net income at maximum all excluding budgeted CEO transition costs and the restructuring costs associated with a program implemented in the first quarter of 2009. The Committee selected these net income levels, which were approved by the Board, because of their correlation to the 2009 budgeted adjusted net income of $13.8 million (adjusted to exclude CEO transition costs and 1st

[1]	The Company’s adjusted net income was $20.9 million (with CEO transition costs and restructuring charges added back). Accordingly, all participants earned the maximum corporate component of the GAIP bonus. See Corporate Financial Target below for further details.
[2]	Mr. Barry, Mr. Benoliel and Mr. Featherstone each achieved the maximum personal component of the GAIP bonus. Mr. Bregolato and Mr. Platzer both achieved the maximum regional component of the GAIP bonus, but since they also achieved the maximum corporate component, the maximum regional component they could actually receive was 13.75%. See Individual Goals below for further details on the personal goals and the regional goals.
[3]	Due to differences in the spot rate used to convert foreign currency to U.S. Dollars, these amounts are less than 50% of the base salary shown in the Summary Compensation Table.

Quarter 2009 restructuring charges), the level of improvement over the 2008 reported net income of $11.1 million, and most importantly, the challenge of achieving these targets in a very uncertain business environment. In addition, the Committee chose a threshold target closer to budget as compared to prior years to ensure earnings necessary to maintain compliance with debt covenants. If the final net income level had fallen between the amounts shown above, interpolation would have been used to calculate the bonus payout.

At the time the Committee set the 2009 GAIP targets, it also approved a list of significant non-budgeted business circumstances for which adjustment to the reported net income may be made by the Committee, to the reported net income for purposes of calculating the award. They included site consolidation expenditures for consolidating U.S. manufacturing locations, significant customer bankruptcies or plant shutdown; change in accounting principles, unusual factors driving an increased tax rate; non-recurring adjustments to income such as asset write-downs or write-offs, restructuring and related charges and first-year acquisition costs/losses; adverse legal judgments, settlements, litigation expenses, and legal and environmental reserves; expenditures for discretionary Board approved corporate purposes or major initiatives, including individual personnel actions; and changes in exchange rates.

In 2009, reported net income was $16.2 million ($1.47 per share) and with CEO transition costs and restructuring charges added back, net income was $20.9 million ($1.75 per share), exceeding the GAIP maximum goal of $16.4 million ($1.49 per share). Accordingly, all participants earned the maximum corporate component of the GAIP bonus.

Individual Goals

When setting the individual goals under the GAIP, the Committee receives input from the CEO and reviews the approved operating plan for the upcoming fiscal year. The CEO recommends the goals for the other Named Executive Officers and works with the Committee to determine his own individual goals. The Committee also works with the CEO to review and analyze the selected performance metrics and the probabilities and risks of achieving these metrics. Ultimately, the Committee approves the individual goals for the CEO and the other Named Executive Officers. For 2009, the Committee determined that these goals were difficult for the Named Executive Officers to achieve but achievable with significant effort by them.

In 2009, Mr. Barry’s individual goals included, among others things, achieving the 2009 financial plan, ensuring strong liquidity and credit position, retaining key associates, returning margins to acceptable (budgeted) levels, significantly reducing the Company’s cost structure without damaging existing business, strategically positioning Quaker well for the future, which includes positioning Quaker for future acquisitions, keeping key growth initiatives on track and developing segment-specific strategic plans, and assuring manufacturing consolidation plans are advanced as planned. Because the Committee determined that Mr. Barry had met each of his individual goals, he earned 100% of his personal objectives portion of the GAIP bonus~~target individual component~~. The majority of Mr. Barry’s goals were qualitative in nature and thus no quantitative measures were used to evaluate his performance of these goals. However, two of Mr. Barry’s goals did have a quantitative component: (i) Mr. Barry achieved the 2009 financial plan because both actual net income and actual net cash flow exceeded budgeted numbers of $12.1 million and $16.6 million, respectively and (ii) Mr. Barry also returned contribution margins to above budgeted contribution margins.

The individual goals of the other executive officers were a mix of limited quantitative performance objectives (for the regional associates) and managerial goals, such as achieving regional ~~sales~~ operating budgets, improving profitability of certain regional business segments, realizing on certain business development opportunities, lowering working capital to historical levels, advancing the Company’s investor relations program, improving our strategy development process, advancing the plan for growth in certain identified markets, and SOX compliance. The ~~other~~ Named Executive Officers achieved 100% of the target opportunity on their individual components of the annual bonus.

Specifically, the Named Executive Officers had the following individual goals:

•	Mr. Benoliel had four qualitative personal goals that focused on improving strategy and product development processes across the organization and for certain segments.

•

Mr. Bregolato had five regional goals: (i) achieving the operating income budget for the region he supervises; (ii) lowering working capital to historical levels; (iii) implementing cost savings for his region; (iv) advancing succession planning; and (v) achieving SOX compliance.

•

Mr. Featherstone had eight qualitative personal goals: (i) ensuring access to capital markets to provide Quaker financial flexibility; (ii) leading the working capital reduction efforts with the regional managing directors; (iii) minimizing the impact of certain clients’ bankruptcies; (iv) ensuring timely and accurate SEC reporting, compliance with SOX and high quality internal reporting and performance monitoring tools; (v) successfully implementing the ERP system upgrade; (vi) assuring effective control of our deferred tax assets in several countries; (vii) keeping the organization focused on cash generation; and (viii) continuing to enhance our ongoing investor relations program.

•	Mr. Platzer had five regional goals, the majority of which were qualitative. These goals were: (i) achieving the operating income budget for the regions he supervises; (ii) reducing working capital to a percent of net sales on an annualized basis; (iii) achieving costs savings programs; (iv) improving the strategy, profitability and growth for the region he supervises; and (v) achieving SOX compliance.

Long-Term Incentives, page 19

Comment 9.	We note that payment of cash awards was dependent upon achieving targeted total shareholder return relative to that of a comparator group. In future filings, please explain how you calculate total shareholder return for purposes of your long term incentive program.

Response:	In future filings we will explain how we calculate total shareholder return for purposes of our long term incentive program.

Comment 10.	Please provide a materially complete description of the determination with respect to the actual amount of options and restricted stock awarded, as well as the specific amount of the targeted cash award. In responding to this comment, please explain how you determined the allocation among options, restricted stock, and targeted cash awards. Please show us in your supplemental response what the revisions will look like.

Response:	We advise the Staff that in future filings we will describe how the actual amount of options, restricted stock and targeted cash is awarded and explain how we determined the allocation among options, restricted stock and targeted cash awards. We intend to include disclosure similar to that set out below in our future filings to the extent applicable.

The relative value of each of the aforementioned awards is roughly equal at the time of grant assuming target performance of the cash portion. The starting point for determining the Named Executive Officers LTIP award is to first determine the percentage of base pay for each position at the 50th percentile of market comparables. Similar to the other components of total direct compensation, other factors in determining the actual percentage of base salary are taken into consideration such as experience, breadth of responsibilities, tenure in the position, whether the position held is for succession planning purposes, overall individual performance and internal equity. Once a percentage of base pay is determined, it is applied to actual base salary of each of the Named Executive Officers to calculate the value of the total award amount. Based on recommendations from the Committee’s outside compensation consultants (Towers Watson) as to typical plan design, the Committee decided to divide the total LTIP award into three components, allocated equally (based on fair value) to stock options, restricted stock, and a target cash award.

Termination in Connection with Change in Control, page 33

Comment 11.	In future filings, please provide a total figure in your change in control severance table.

Response:	In future filings we will provide a total figure in our change in control severance table.

Compensation Policies and Practices – Risk Assessment, page 37

Comment 12.	We note your disclosure under this heading. Please describe in reasonable detail the risk assessment that you conducted pursuant to which you concluded that your compensation approach does not create risks that are reasonably likely to have a material adverse effect on your business or operations.

Response:	We advise the Staff that the Committee conducted a risk assessment in 2010 that concluded that none of our compensation practices are reasonably likely to have a material adverse effect on the Company’s business or operations. In order to assess risk as it relates to compensation, management conducted a global audit of all compensation practices, including base pay philosophies and corporate and regional bonus plans. This global audit consisted of an examination of both the Company’s regional pay practices and bonus plans and the corporate-wide compensation programs. Management, including the Global Human Resources Director, reported the results of this audit to the Committee, which found that none of the Company’s current compensation and programs would be likely to encourage excessive risk-taking because the metrics in the Company’s compensation plans are linked to corporate performance as it relates to set budgetary targets and because the plans are measured against identified peer comparison groups. After a discussion with management about these findings, the Committee thereafter determined that the Company’s compensation practices were not likely to have a material adverse effect on the Company’s business or operations.

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

Item 4. Controls and Procedures, page 22

Comment 13.	We note that management’s conclusion regarding the effectiveness of your disclosure controls and procedures is qualified by a “reasonable assurance” standard. Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.

Response:	In response to this comment, we confirm that the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed to provide reasonable assurance of achieving their stated objectives. To address this comment in future filings, the disclosure regarding our disclosure controls and procedures will be revised as indicated in our response to Comment 14, below.

Comment 14.	We note your management’s conclusion regarding the effectiveness of your disclosure controls and procedures, which appear to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your management’s conclusion does not indicate that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may reference the correct definition of disclosure controls and procedures and simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates. Please also comply with this comment with respect to the description of disclosure controls and procedures in the first sentence of this section.

Response:	In future filings, beginning with our report on Form 10-Q for the quarter ended June 30, 2010, we will revise our disclosure to state that our disclosure controls and procedures were “effective” or “not effective,” as the case may be, as of the end of the period covered by the report, without providing any part of the definition of disclosure controls and procedures. The disclosure we will include, modified accordingly for any period that our disclosure controls and procedures are determined not to be effective, will read as follows:

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and our principal financial officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

In submitting this response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the staff’s comments. However, should you have any questions regarding our responses or require any additional information, please feel free to contact me at (610) 832-4160.

Sincerely,

Mark A. Featherstone

Vice President, Chief Financial Officer and Treasurer